FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2008
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	A copy of the letter dated June 4, 2008 addressed to Bombay Stock Exchange Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date:	June 4, 2008	By:	/s/ Mehernosh Kapadia

			Name :	Mehernosh Kapadia
			Title :	General Manager & Joint Company Secretary

Item 1

June 4, 2008

Mr. Sanjiv Kapur
General Manager - Department of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Dear Sir,

Annual General Meeting and Notice of Book Closure

We have to inform you that the Fourteenth Annual General Meeting (AGM) of the Members of the Bank has been convened on Saturday, July 26, 2008 at Vadodara.

Further, the Register of Members and the Share Transfer Book of the Bank will remain closed from Saturday, July 12, 2008 to Saturday, July 26, 2008 (both days inclusive).

A dividend of Rs.11.00 per equity share of Rs.10/- each (110%) as recommended by the Board of Directors of the Bank for the year ended March 31, 2008, if declared by the Members at the AGM, will be paid on and from Monday, July 28, 2008:

i.
to those Members, holding shares in physical form, whose names appear on the Register of Members of the Company, after giving effect to all vaild requests for transfer of shares held in physical form,lodged, on or before Friday, July 11, 2008 with the Company or its Registrar and Transfer Agents; and

ii.
to those members, holding shares in electronic form, on the basis of beneficial ownership as per the details furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on close of business hours on Friday, July 11, 2008

2

iii.
In terms of the directives of SEBI, shares issued by companies should rank pari passu in all respects, including dividend entitlement, and accordingly the equity shares allotted/to be allotted by the Company during the period April 1, 2008 to July 11, 2008 under the ICICI Bank Employees Stock Option Scheme will be entitled for full dividend for the financial year ended March 31, 2008, if declared at the Meeting

Please take the details on record and advise all members of the stock exchange accordingly.

Yours faithfully,

Mehernosh Kapadia